April 30, 2009

By Overnight Delivery

Facsimile Transmittal and

EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7410

Attention:	Mr. Jay Ingram, Legal Branch Chief
Division of Corporation Finance

RE:	Albemarle Corporation

Definitive Proxy Statement on Schedule 14A

Filed March 31, 2009

File No. 001-12658

Dear Mr. Ingram:

As Assistant General Counsel of Albemarle Corporation, a Virginia corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comment of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to Mr. Mark C. Rohr, President and Chief Executive Officer, dated April 17, 2009, (the “Commission Comment Letter”), received by the Company on April 17, 2009.

Set forth below is the Company’s response. For convenience of reference, the Staff comment is reprinted in italics, numbered to correspond with the paragraph number assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company. When used in this letter, the “Company,” “we,” “us,” and “our” refer to Albemarle Corporation.

Compensation Discussion and Analysis, page 15

Annual Cash Incentive Award Plan, page 18

1.	We note your disclosure on page 19 that “Strategic Sustainability” and “Health, Safety, and Environmental” goals were given an aggregate weight of 20% in your determination of the 2008 annual cash incentive awards. We also note that the achievement of these goals were determined by the Committee’s assessment of 28 different objectives and, from page 20, that you achieved above target performance levels in 2008 on both of these goals. Please provide an enhanced discussion of these metrics and provide a clear explanation of the correlation between achievement of these company goals and the impact this had on the payouts made under the Annual Cash Incentive Plan.

Securities and Exchange Commission

April 30, 2009

Response

We acknowledge the Staff’s comment. In response to the Staff’s comment, in future filings the Company will provide an enhanced discussion of these metrics and provide a clear explanation of the correlation between achievement of these Company goals and the impact this had on the payouts made under the Company’s annual cash incentive award plan. If we were to have included this information in our 2008 Proxy Statement, we would have added the following disclosure to page 19 of our 2008 Proxy Statement as follows:

“The “Health, Safety, and Environmental” and “Strategic Sustainability” components of the 2008 Plan are determined based on performance metrics that the Executive Compensation Committee views as important to our shareholders and that encompass a broader range of our activities that are not necessarily reflected in our financial metrics. These objectives are measured on a company-wide basis. Health, Safety, and Environmental goals are extremely important to the Company’s business objectives, because our business involves the operation of hazardous chemical manufacturing sites. We promote a strong safety culture and heightened sense of awareness for upholding health, safety and environmental standards, both on and off the job. The safety of our employees, facilities, communities and supply chain are very important. Examples of goals related to health, safety and environment include injury rates, OSHA certifications, and environmental incident tracking. In addition, our ability to sustain our business operations is extremely important. Examples of the types of goals measured under this component of the 2008 Plan include integrated risk management, corporate advocacy, corporate governance, green chemistry, and employee development.

For each of these components of the 2008 plan, 28 performance measurements were obtained. For each of these measurements a threshold, target and maximum performance level is set by the Executive Compensation Committee with input from the Chief Executive Officer. Of the 28 metrics, 14 were measured at maximum performance, 11 were measured at target performance and 3 did not meet expectations. The combined weighting for these 28 metrics equals 20% of our plan, and with the performance achieved, were paid out at 140% (or 28% of the 80% calculated bonus). While these metrics serve as guidelines, the Executive Compensation Committee has discretion to determine each named executive officer’s actual pay-out.”

* * * *

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

April 30, 2009

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (225) 388-7097.

Sincerely,

/s/ Nicole C. Daniel
Nicole C. Daniel
Assistant General Counsel

cc:	Luther C. Kissam, Esq.

John Owen Gwathmey, Esq.

David I. Meyers, Esq.